U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

A. Name of issuer or person filing ("Filer"):

                                 SHORE GOLD INC.

B.       (1) This is (check one):

         [X]     an original filing for the Filer.

         [ ]     an amended filing for the Filer.

         (2) Check the following box if you are filing the Form F-X in paper in
             accordance with Regulation S-T Rule 101(b)(9):     [ ]

C.       Identify the filing in conjunction with which this Form is being filed:

         Name of registrant:                SHORE GOLD INC.

         Form type:                         Registration Statement on Form 40-F

         File Number (if known):            000-51592

         Filed by:                          SHORE GOLD INC.

         Date Filed:                        March 30, 2006
         (if filed concurrently,            (concurrent herewith)
         so indicate)

D.       The Filer is incorporated or organized under the laws of:

                                     Canada

         and has its principal place of business at:

                        Suite 330, 224 - 4th Avenue South
                     Saskatoon, Saskatchewan, Canada S7K 5M5
                                 (306) 664-2202

E.       The Filer designates and appoints:

                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940

as the agent of the Filer ("the Agent") upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) Any investigation or administrative proceeding conducted by the Commission; and

         (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change of the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saskatoon, Province of Saskatchewan, Canada, on March 30, 2006.

                                            SHORE GOLD INC.


                                        By: /s/ HARVEY J. BAY
                                            -----------------------------------
                                            Name:   Harvey J. Bay
                                            Title:  Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on March 30, 2006.


                                            CT CORPORATION SYSTEM
                                            (Agent for Service)


                                        By: /s/ MICHAEL NEWELL
                                            -----------------------------------
                                            Name:   Michael Newell
                                            Title:  Assistant Secretary